Exhibit 9(a)(10)


CONTACTS:
Jeff Francis, President and CEO, or                Michael Brinn
Terri Liutkus, Treasurer of FFY Financial          D. F. King & Co., Inc.
(330) 726-3396                                     (212) 269-5550


For Immediate Release
Monday, December 23, 1996


       FFY Financial Corp. Announces Preliminary Results of Tender Offer

      Youngstown, OH, December 23, 1996 - FFY Financial Corp. (NASDAQ:
FFYF) announced today preliminary results of the Modified Dutch Auction Tender Offer that expired on Friday, December 20, 1996 at 5:00 p.m. New York City time. Based upon a preliminary count, shareholders tendered approximately 808,000 shares. Subject to verification, the price will be $26.00 per share for all shares purchased in the tender. Both the number of shares and the share price set forth above are preliminary and are subject to verification by The Fifth Third Bank, which acted as the Depositary in the Offer. The actual number of shares to be purchased and the price per share will be announced within several days upon completion of the verification process.

      The tender offer was commenced on November 20, 1996. Under the terms of the offer, FFY Financial offered to repurchase up to 1.5 million shares of its common stock within a price range of $24 per share to $26 per share. Based upon the preliminary results, the value of the shares to be purchased will be $21.0 million. The preliminary number of shares to be purchased represents approximately 15.8 percent of FFY Financial's 5.1 million shares of common stock outstanding on September 30, 1996.

      FFY Financial Corp. is a savings and loan holding Company based in Youngstown, Ohio and has approximately $603 million in total assets. Its subsidiary bank, First Federal Savings Bank of Youngstown has 10 banking offices and one limited service lending facility serving the Youngstown metropolitan area of northeast Ohio.